K&L GATES LLP STATE STREET FINANCIAL CENTER ONE LINCOLN STREET BOSTON, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

January 17, 2014

Karen Rossotto
Senior Counsel
Division of Investment Management
Securities Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Evanston Alternative Opportunities Fund
File Numbers 333-191847; 811-22904

Dear Ms. Rossotto:

Transmitted electronically with this letter for filing pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”), on behalf of Evanston Alternative Opportunities Fund (the “Fund”) is Pre-Effective Amendment No. 1 to the Fund’s initial registration statement on Form N-2 relating to the Fund’s initial issuance of common shares of beneficial interest filed with the Securities and Exchange Commission (“Commission”) on October 22, 2013 (the “Registration Statement”).

Pre-Effective Amendment No. 1 transmitted with this letter contains conformed signature pages, the manually executed originals of which are maintained at the offices of the Fund.

Thank you for your letter transmitting your comments concerning the Registration Statement.  A response to each comment is set forth below.

Comment 1:  In general, we note that portions of the filing are incomplete.  We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

Response:  The Fund understands this comment. All responses to your comments are provided herein and where changes were made to the disclosure they are detailed in the enclosed marked portions of the Pre-Effective Amendment No. 1.

Prospectus

Cover Page

Comment 2:  On the outside front cover, please disclose, to the extent applicable, the information required by Item 1.1.i of Form N-2 -- if the Registrant’s securities have no history of public trading, a prominent statement to that effect and a statement describing the tendency of closed-end fund shares to trade frequently at a discount from net asset value and the risk of loss this creates for investors purchasing shares in the initial public offering.

Response:  Supplementally, the Fund notes that it will be a continuously offered closed-end fund.  Shares of the Fund will not be traded on a public exchange.  Investors may purchase Fund shares on a continuous basis at its net asset value (“NAV”).  Investors in the Fund will have liquidity only through periodic tender offers as described in the Prospectus. Accordingly, the Fund has made no disclosure changes because such item number in Form N-2 is not applicable to the Fund’s operation.

Comment 3:  The table Calculation of Registration Fee under the Securities Act of 1933 indicates the Proposed Maximum Aggregate Offering Price of the Fund’s shares.  Is there a minimum offering amount?  If so, what is the amount?  What will happen if the Fund doesn’t reach this minimum?  Please respond to us.

Response:  Supplementally, the Fund notes that as a continuously offered closed-end fund, it does not have a minimum offering amount.

Comment 4:  In the first paragraph of the Cover Page, it states that “[t]he Fund is a ‘fund of funds’ and emphasizes efficient allocation of investor capital, selecting investment vehicles (collectively, the “Portfolio Funds”) managed by independent investment managers.”  Please disclose in this paragraph, or elsewhere on the cover page, that Portfolio Funds are private funds not registered under the Investment Company Act of 1940.

Response:  In response to the Staff’s comment, the following underlined disclosure has been added to the cover page:

The Fund is a “fund of funds” and emphasizes efficient allocation of investor capital, selecting investment vehicles (collectively, the “Portfolio Funds”) managed by independent investment managers (the “Portfolio Fund Managers”). The Portfolio Funds are generally private funds (commonly known as “hedge” funds) not registered under the 1940 Act.

Comment 5:  In the discussion of the Distributor, it states that “[s]hares may be purchased through the Distributor or through advisers, brokers or dealers that have entered into selling agreements with the Distributor.  Immediately following “may be purchased”, please insert “by Eligible Investors (as defined herein)”, or otherwise revise as appropriate to indicate here that investment in the Fund is limited to primarily high net worth individual and institutional investors (accredited investors).

Response:  In response to the Staff’s comment, the following underlined disclosure has been added to the cover page:

Shares may be purchased by Eligible Investors (as defined herein) ~~through the Distributor or~~ from the Fund or through advisers, brokers or dealers that have entered into selling agreements with the Distributor.

Comment 6:  In the fourth paragraph, it states that “the Fund intends on a quarterly basis to offer to repurchase Shares pursuant to written tenders by investors.”  Please add disclosure here that the Fund may not repurchase every quarter, or revise as appropriate to disclose the repurchase policy of the Fund.

Response:  In response to the Staff’s comment, the following underlined disclosure has been added to the cover page:

To provide a limited degree of liquidity to investors, the Fund intends on a quarterly basis to offer to repurchase Shares pursuant to written tenders by investors. Repurchases will be made at such times, in such amounts, and on such terms as may be determined by the Board of Trustees of the Fund, in its sole discretion. However, the Fund is under no obligation to repurchase Shares at any time and investors do not have the right to require the Fund to repurchase any or all of their Shares, and Shares are not redeemable.

Prospectus Summary

Comment 7:  On page 1, in Investment Objective and Principal Strategies, Investment Strategy, it states that it states that “[l]ong/short equity strategies may aim to have a net long directional bias (“long-biased”), a net short directional bias (“short-biased”) or be neutral to general movements in the stock market (“market-neutral”)”.  In accordance with General Instructions for Part A of Form N-2, please either explain these terms, or otherwise revise this sentence to avoid the use of technical terms and to provide the information in the Prospectus in a simple and understandable manner.

Response:  In response to the Staff’s comment, disclosure has been added as follows:

Long-biased strategies in basic terms seek to maintain a net long exposure to the market through a combination of long and short positions.  Unlike a long-only strategy, a long-biased strategy attempts to provide some downside protection against overall market declines by utilizing short positions and/or attempts to increase its returns by shorting stocks that the manager believes will decrease in value.  Short-biased strategies in basic terms seek to maintain a net short exposure to the market through a combination of short and long positions.  A dedicated short bias investment strategy attempts to capture profits when the overall market, or the specific short positions held by a Portfolio Fund, declines by holding investments that are overall biased to the short side.  Market-neutral strategies in basic terms, seek to profit from both increasing and decreasing prices in a single or numerous markets.  Market-neutral strategies are often attained by taking matching long and short positions in different securities in order to attempt to profit from positive movements in long positions and negative movements in short positions while maintaining an overall neutral position to general movements in the stock market.

Comment 8:  On page 2, in Investment Strategies, please disclose the investments of Portfolio Funds that engage in Relative Value Strategies.  Specifically, please disclose whether they invest in derivatives, and, if so, the types of derivatives they use.

Response:  In response to the Staff’s comment, the following underlined disclosure has been added on page 2:

The underlying concept in a relative value strategy is that a Portfolio Fund is purchasing a security that is expected to appreciate, while simultaneously selling short a related security that is expected to depreciate.  Accordingly, short selling is an integral part of this trading strategy. Portfolio Funds employing a relative value strategy may invest in various instruments including equity, debt, asset-backed securities, mortgage-backed securities, futures, options and other listed and over-the-counter derivatives (See

“Relative Value Strategy Risks” and “Short Sales of Securities Risks”).

Comment 9:  On page 3, the first line of Direct Investments for Hedging states that “[t]he Fund may not make direct investments….”  Please revise this statement to clarify what is meant by this phrase and also re-phrase it to avoid stating a negative strategy (e.g., “The fund will make direct investments only in order to…”).  Please also disclose the percentage of portfolio assets in which the Fund will likely invest directly.

Response:  In response to the Staff’s comment, the disclosure on page 3 has been revised as follows:

The Fund may ~~not~~ only make direct investments~~, except~~ to enable it to hedge certain investment risks or to dispose of an investment that is received in-kind as redemption proceeds from a Portfolio Fund.  The Fund does not currently anticipate making direct investments although it reserves the flexibility to do so in the future.

Comment 10:  Also on page 3, in Direct Investments for Hedging, it states that “[t]he Fund may directly invest in certain types of instruments in order to attempt to limit investment risks, reduce volatility and/or hedge against swings in the value of equity or other securities markets”. As “the Adviser expects that it will not be given access to information regarding the actual investments made by the Portfolio Funds in which the Fund is invested, as such information is often considered proprietary”, please explain how the Fund may attempt to achieve these objectives through its own direct hedging investments.  In addition, the last line of this section refers to “market access products”.  Please disclose what these are.

Response:  Supplementally, the Fund confirms that it will have knowledge of the Portfolio Funds’ investment strategies, a general understanding of the types of investments that a Portfolio Fund will make and certain (but not all) positions held by a Portfolio Fund.  The Fund believes that the information it has is sufficient to determine the investment risks, volatility profile and relevant securities markets of the Portfolio Funds such that the Fund can achieve the listed objectives through its own direct hedging investments.  Accordingly, the Fund will have sufficient knowledge to implement its direct investment strategy, if used.

In response to the Staff’s comment, the following underlined disclosure has been added to the Direct Investments for Hedging section on page 3:

The types of instruments the Fund may use include, but are not limited to, the following: exchange-traded funds (“ETFs”), over-the-counter (“OTC”) and exchange-traded derivatives, futures, forward contracts, swaps, swaptions, structured notes, options on future contracts, options on forward contracts, indices and currencies and other similar market access products or instruments that provide exposure to various markets, asset classes or other investments.

Comment 11:  On page 3, in Borrowing and Use of Leverage, it states that the Fund “may engage in short-term borrowing… for bridge financing of investments in Portfolio Funds [emphasis added]”.  Please explain the difference between “bridge financing” and leverage.

Response:  Supplementally, “bridge financing” as contemplated here is borrowing temporarily to allow the Fund to invest in accordance with its investment objective in anticipation of investor in-flows to the Fund or to repurchase Shares of the Fund while awaiting redemption proceeds from Portfolio Funds.  This process allows the Fund to be fully invested at all times and minimizes any cash drag the Fund may experience while waiting to invest cash.

Comment 12:  In general, throughout Investment Objective and Principal Strategies and the registration statement, it should be clear that the Portfolio Fund Managers are managing the underlying Portfolio Funds in which the Fund invests, rather than investing the Fund’s assets directly.  Please make any revisions as appropriate to eliminate any confusion in this regard.

Response:  The Fund understands your comment.  The Prospectus and SAI have been revised, as applicable, in response to this comment.

Comment 13:  On page 4, in The Investment Adviser, please include disclosure required under Item 9.1.b(1) of Form N-2, which includes a “description of [the Registrant’s] experience as an investment adviser.”  In this regard, please disclose whether the Adviser has ever managed a registered investment company before.  If not, add risk disclosure indicating the Adviser’s inexperience in this regard.

Response:  In response to the Staff’s comment, the prospectus disclosure has been revised as follows:

Reliance on Adviser. The Fund is managed by the Adviser. Consequently, the success of the Fund will depend, in large part, upon the skill and expertise of the Adviser, which manages the business and affairs of the Fund.  Although the Adviser has over 10 years managing privately offered fund of hedge fund products, the Adviser has not previously managed a registered investment company. Registered funds and their advisers are subject to restrictions and limitations imposed by the 1940 Act and the Internal Revenue Code that do not apply to an adviser's management of private funds, individual and institutional accounts.

Comment 14:  On page 6, in The Offering and Purchase of Shares, it states that “[s]ales load of [_]% is charged on purchases of Shares.”  However, the chart in Fees and Expenses on page 17 indicates there are no sales load charges.  Please correct this inconsistency.

Response:  This inconsistency has been corrected.  Investors in the Fund will generally be charged up to a 3.00% sales load.  The Fees and Expenses table on page 17 has been revised to reflect such a sales load.

Comment 15:  On page 7, in Repurchases of Shares by the Fund, it states that “[a]t the discretion of the Board of Trustees of the Fund…and provided that it is in the best interests of the Fund and Shareholders to do so, the Fund intends to provide a limited degree of liquidity to the Shareholders by conducting repurchase offers generally quarterly.”  Please state clearly that the quarterly repurchase offers are the only opportunity to relinquish investment in the Fund, unless the Shareholder is able to find an Eligible Investor willing to purchase the shares.

Response:  The Fund respectfully declines to make the requested change. Supplementally, the Fund notes that a complete description of the Fund’s limited liquidity appears under Closed-End Fund Structure; Limited Liquidity and Transfer Restrictions directly above the Repurchases of Shares by the Fund section and any additional disclosure would be unnecessarily repetitive and potentially confusing to investors.

Comment 16:

a.
In Fund of Funds Investment Risk on page 9, or where appropriate within this section, please discuss the unregistered nature of the Portfolio Funds.  In doing so, please disclose that the Portfolio Funds are in fact unregistered, and that the Fund, as an investor in the Portfolio Funds, is not afforded the investor protections of the Investment Company Act of 1940, such as limitations on fees, investment policy limitations and reporting requirements.  Please also disclose that the Portfolio Fund Managers use trading strategies and techniques that are generally prohibited for SEC registered funds, and that unregistered funds are typically less transparent in terms of information and pricing

Response: In response to the Staff’s comment, the following underlined disclosure has been added to the end of the Fund of Funds Investment Risk factor:

The Portfolio Funds are generally not registered under the 1940 Act.  Accordingly, Portfolio Funds are not subject to the restrictions and protections that are afforded by the 1940 Act including, limitations on the amounts of  fees that investors can be charged, asset coverage requirements and reporting requirements.  As a result, Portfolio Fund Managers may be able to use investment strategies and techniques that are not generally permissible for investment companies registered under the 1940 Act.  Portfolio Funds may also be less transparent in terms of providing portfolio holding and securities valuation information.

b.
In Risks of Direct Trading by the Fund, on page 10, it states that the [i]f the Adviser deems it advisable for the Fund to take a direct position in a security, currency, or futures product, or if the Fund receives a direct position as a payment-in-kind or otherwise from a Portfolio Fund, the Adviser may cause the Fund to trade directly in the markets… .”  Inasmuch as the Fund may implement its strategies through the use of derivatives, both directly and by means of its investments in the Portfolio Funds, please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. See: http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.  Please make similar considerations with respect to the disclosure in Derivatives in General on page 13

Response:  Supplementally, the Fund notes that it has assessed the accuracy and completeness of its disclosures regarding derivatives, including whether the disclosure is presented in an understandable manner using plain English.  The Fund notes that its disclosure is not standard, generic prospectus disclosure, but has been drafted to reflect the particular nature of the Fund’s investments directly and through its investments in the Portfolio Funds.  The disclosure in this regard has been tailored to the Fund, and it outlines the strategies for which derivatives will be used to help the Fund achieve its objectives and the expected impact of the investment in these derivatives on performance.  In determining the appropriate level of disclosure, the Fund considered the degree of economic exposure the derivatives create in addition to the use of such derivatives in its investment strategies and the investment strategies of the Portfolio Funds.

c.
Also on page 10, in Changes in Allocations, it states that the Adviser expects to “terminate and retain new Portfolio Fund Managers from time to time.”  Please discuss any risks that may arise from relationships between the Adviser and the Portfolio Fund Managers, including any affiliations or contractual agreements that may present any conflicts of interest or other risks to investors in the Fund (in addition to those risks outlined in Replacement of Portfolio Fund Managers or Portfolio Funds on page 13). Also, as the Fund is investing in Portfolio Funds, rather than hiring sub-advisers, please consider the accuracy of this disclosure.

Response: In response to the Staff’s comment, the disclosure has been revised as follows:

The Adviser expects from time to time to change the percentage of the Fund’s assets allocated to each Portfolio Fund, ~~as well as to terminate and retain new Portfolio Fund Managers from time to time~~ and may determine to exit one or more Portfolio Funds entirely and/or invest in one or more new Portfolio Funds. These changes will be made in the Adviser’s discretion.

d.
On page 12, in Principal Risk Factors Relating to Types of Investments and Related Risks, please disclose that investments in Portfolio Funds are highly speculative and may use strategies generally prohibited for funds registered with the SEC under the Investment Company Act.

Response: In response to the Staff’s comment, the following underlined disclosure has been added to the Principal Risk Factors Relating to Types of Investments and Related Risks section:

Portfolio Fund Risk.  The Portfolio Funds are generally not registered under the 1940 Act.  Accordingly, Portfolio Funds are not subject to the restrictions and protections that are afforded by the 1940 Act including, limitations on the amounts of  fees that investors can be charged, asset coverage requirements and reporting requirements.  As a result, Portfolio Fund Managers may be able to use investment strategies and techniques that are not generally permissible for investment companies registered under the 1940 Act.

e.	On pages 13-14, in Derivatives in General, please include a discussion of counterparty risk.
Response: In response to the Staff’s comment, the following underlined disclosure has been added to the end of the Derivatives in General risk factor
:

If the counterparty to a derivative defaults, a Portfolio Fund’s risk of loss consists of the net amount of payments that the Portfolio Fund contractually is entitled to receive and any cash used as collateral. If a derivative contract calls for payments by the Portfolio Fund, it must be prepared to make such payments when due. In addition, if counterparty’s creditworthiness declined, the value of a derivative contract would be likely to decline, potentially resulting in losses to the Portfolio Fund.

f.
On page 14, in Investment in Foreign Portfolio Funds, Portfolio Funds that are Offered in Foreign Jurisdictions and Foreign Securities, it states that “[t]he Fund will invest, directly or indirectly, in investment entities located in or managed from countries other than the U.S. [emphasis added]”.  Please disclose that the Fund may invest directly in foreign funds in the Investment Strategy section.

Response: In response to the Staff’s comment, the following underlined disclosure has been added to the Investment Strategies, section on page 1:

The following general descriptions summarize certain investment strategies that may be pursued by Portfolio Funds selected by the Adviser for the Fund.  These descriptions are not intended to be complete explanations of the strategies described or a list of all possible investment strategies or methods that may be used by the Portfolio Fund Managers.  The Fund will invest, directly or indirectly, in Portfolio Funds organized, located in or managed from countries other than the U.S. and that are treated as corporations for U.S. tax purposes and that will generally be treated as passive foreign investment companies (“PFICs”) for federal income tax purposes.

Fees and Expenses

Comment 17:  On page 17, footnote 1 to the fee table refers to “any sales load”. However, the table indicates that there is not a sales load on share purchases.  Is a sales load contemplated for the Fund?  If not, delete this footnote.

Response:  The table has been revised to reflect a 3.00% sales load.

Comment 18:  In footnote 3, disclose that “Other Expenses” are based on estimates for the current fiscal year.  Also in footnote 5, disclose that “Acquired Fund Fees and Expenses” are estimated for the current fiscal year.

Response:  In response to the Staff’s comments the footnotes have been revised as follows:

(3)
“Other Expenses” include the Fund’s operating expenses, including professional fees, transfer agency fees, administration fees, custody fees, offering costs and other operating expenses. “Other Expenses” are based on estimates for the current fiscal year. See “Management of the Fund — Administrative, Accounting, Custody, Transfer Agent, and Registrar Services” and “— Investor Servicing Arrangements.”

(5)
Shareholders also indirectly bear a portion of the asset-based fees, performance or incentive fees or allocations and other expenses incurred by the Fund as an investor in the Portfolio Funds. The “Acquired Fund (Portfolio Fund) Fees and Expenses” disclosed above were calculated in good faith by the Adviser based on estimates for the current fiscal year, which may (and which should be expected to) change substantially over time and, therefore, significantly affect “Acquired Fund (Portfolio Fund) Fees and Expenses.” […]

Comment 19:  In the Example, please confirm to us that the Adviser’s agreement to limit total annualized expenses is reflected in the Example only to the extent of the term of the Expense Limitation Agreement.

Response:  Supplementally, the Fund confirms that the Expense Limitation Agreement is reflected in the Example only to the extent of the term of the Expense Limitation Agreement.

Comment 20:  For direct investments by the Fund in derivatives, please confirm that for purposes of calculating the Fund’s NAV, the Fund uses the market, not notional, value of derivatives.

Response:  Supplementally, the Fund confirms that with respect to direct investments in derivative instruments, the Fund uses the market value of the derivative instrument for purposes of calculating the Fund’s NAV.

Administration, Transfer Agent, Custodian and Other Service Providers

Comment 21:  Immediately following the discussion of the Advisory Agreement, please include the disclosure required under Item 9.1.b (4) of Form N-2 that a discussion regarding the basis for the board of directors approving any advisory contract of the Fund is available in the Fund’s annual or semi-annual report to shareholders, as applicable, and providing the period covered by the relevant annual or semi-annual report.

Response:  In response to the Staff’s comment, the following underlined disclosure has been added to the discussion of the Advisory Agreement:

A discussion regarding the basis for the approval of the Advisory Agreement will be available in the Fund’s first report to Shareholders.

Appendix – The Advisor’s Past Performance (Related Performance)

Comment 22:  On page A-1, the third paragraph states that “[t]he net of fees Portfolio Composite’s performance shown is based on gross of fee Portfolio Composite performance adjusted to deduct the anticipated fees and expenses (taking into account expense caps and/or fee waivers) of the Fund.  The net of fees Portfolio Composite’s performance does not include the deduction of any front-end sales charge.”  Please revise the disclosure to present past performance either 1) net of all actual fees/expenses, including sales loads, or 2) adjusted to reflect all of the Fund’s expenses listed in the fee table on page 17.  If using net fees as described above, and the fees/expenses of the accounts are lower than the Fund’s fees/expenses, please state that use of the Fund’s expense structure would have lowered performance results.  See Nicholas-Applegate Mutual Funds (pub. avail. Aug. 6, 1996).

Response:  The disclosure on page A-1 will be revised to present past performance of the Portfolio Composite adjusted to reflect all of the Fund’s expenses listed in the fee table on page 17 other than the sales load.  Supplementally, the Fund is not aware of any precedent in the staff’s line of no-action letters with respect to investment company related performance that requires such performance to be calculated to reflect any sales loads. The Fund’s related performance has been calculated using industry best practice performance standards and the Fund believes that to deviate from those standards by calculating the performance to reflect sales loads may create confusion for investors.

The Fund discloses that the Portfolio Composite contained in the related performance has been calculated using all fees and expenses of the Fund, other than the sales load.  The Fund believes that the disclosure preceding the presentation of the related performance sufficiently discloses all material differences between the Fund’s performance and the related performance, such that the related performance information is not presented in a misleading manner.

Comment 23:  This page also includes a chart for Standard Deviation and Sharpe Ratio and Beta to the S&P 500 Index. Please explain to us the legal basis for including these two items in the registration statement.

Response:  Supplementally, the Fund notes that Section 34(b) of the 1940 Act does not prohibit a fund from including additional, non-required information in its prospectus.  Furthermore, the general instructions to Form N-2 permit the Fund to include non-required information in the prospectus, provided that such information is not incomplete, inaccurate, or misleading” and does not, “by virtue of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.”  The Fund believes that the inclusion of the Standard Deviation and Sharpe Ratio and Beta to the S&P 500 Index table is not incomplete, inaccurate, or misleading and that the inclusion of the table does not obscure or impede understanding of required information and will in fact provide investors with more complete and accurate information on which to base their investment decisions, consistent with the standards set forth in Nicholas-Applegate Mutual Funds (pub. avail. Aug. 6, 1996).

Statement of Additional Information

Comment 24:  On page 1, in fundamental investment policy #2, relating to concentration, the Fund states that “[f]or purposes of this investment restriction, Portfolio Funds are not considered part of any industry or group of industries. The Fund may invest in Portfolio Funds that may concentrate their assets in one or more industries.  Please note that to the extent that a fund is invested in underlying funds, the SEC takes the position that the Fund should look-through to the holdings of the underlying funds to monitor its industry concentration policy.  Accordingly, please confirm that the Fund will look through affiliated funds, and that the Fund will not ignore information about unaffiliated funds, when it determines its underlying concentration.

Response:  Supplementally, the Fund notes that it will not have full position transparency into the underlying hedge funds in which it invests.  Accordingly and consistent with other registered fund of hedge funds currently in the market, the Fund is not able to monitor the underlying industry concentration of the Portfolio Funds.  In response to the staff’s comment and consistent with existing registered fund of hedge funds, the Fund has revised the fundamental investment policy as set forth below to clarify that it will not invest more than 25% of its assets in Portfolio Funds with a disclosed policy of concentrating in a particular industry.

2)
Not invest 25% or more of the value of its total assets in the securities of issuers in any single industry or group of industries, except that securities issued by the U.S. Government, its agencies or instrumentalities and repurchase agreements collateralized by securities issued by the U.S. Government, its agencies or instrumentalities may be purchased without limitation, and the Fund may invest substantially all of its investable assets in one or more registered investment companies. For purposes of this investment restriction, Portfolio Funds are not considered part of any industry or group of industries. The Fund may invest in Portfolio Funds that may concentrate their assets in one or more industries. The Fund may not invest 25% or more of the value of its total assets in Portfolio Funds that focus on investing in any single industry or group of related industries. […]

With respect to these investment restrictions and other policies described in this SAI or the Prospectus (except the Fund’s fundamental policies on borrowings and the issuance of senior securities), if a percentage restriction is adhered to at the time of an investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of the Fund’s total assets, unless otherwise stated, will not constitute a violation of such restriction or policy.   For purposes of construing restriction (2), a large economic or market sector shall not be construed as a single industry or group of industries.

Declaration of Effectiveness

In connection with the Fund’s and the underwriter’s request for acceleration of effectiveness of the Registration Statement that will be included in Pre-Effective Amendment No. 2, the Fund will acknowledge in such request that:

1.           Should the Commission or the Staff acting pursuant to delegated authority declare the Registration Statement effective, such action does not foreclose any action by the Commission with respect to the filing;

2.           The action of the Commission or the Staff acting pursuant to delegated authority in declaring the filing effective does not relieve the Fund of responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.           The Fund will not assert the Staff's acceleration of effectiveness of the filing as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws.

Furthermore, the Fund is aware that the Division of Enforcement has access to all information provided to the Staff of the Division of Investment Management in connection with its review of and the Fund’s comments on this and other filings made with respect to the Registration Statement.

*  *  *  *  *

We believe that this submission fully responds to your comments. Please feel free to call me at any time at 617-261-3246.

Sincerely,
/s/ Clair E. Pagnano
Clair E. Pagnano
Enclosures
cc:	Scott Zimmerman
Evanston Capital Management, LLC
Michael S. Caccese
K&L Gates LLP